UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

13 de Abril de 2018.

À

BANCO BRADESCO SA

Cidade de Deus

s/n, Vila Yara,

Osasco,

São Paulo, Brazil

At.: Diretor de Relações com Investidores

Ref.: Aquisição de Participação Relevante

Prezados Senhores,

STANDARD LIFE ABERDEEN PLC, vem, em nome de fundos de investimento e carteiras (“Carteiras”) sob gestão de empresas integrantes de seu grupo econômico (“SLA plc”), informar que houve aquisição nas participações das referidas Carteiras em ações preferência e/ou outros valores mobiliários e instrumentos derivativos lastreados em tais ações emitidas pela Banco Bradesco S.A.  (“Companhia”) sendo que tal aquisição, em 11 de Abril de 2018, de forma agregada, ultrapassou para cima o patamar de 5% (cinco por cento) do total de ações preferência emitidas pela Companhia.

Para atendimento do disposto no Artigo 12 da Instrução da Comissão de Valores Mobiliários (“CVM”) nº 358, de 03 de janeiro de 2002, conforme alterada, a SLA plc, por meio desta, comunica que em 11 de Abril de 2018:

i)           A SLA plc tem sede em Standard Life House, 30 Lothian Road, Edinburgh, EH1 2DH;

ii)          As participações societárias detidas pelas Carteiras alcançaram, de forma agregada, na data acima mencionada, 168.113.994 ações preferência e/ou outros valores mobiliários e instrumentos derivativos lastreados em tais ações, somando aproximadamente 5,00% (cinco ponto um um por cento) do total de ações preferência emitidas pela Companhia;

iii)         A aquisição da participação societária acima mencionada é consequência, estritamente, de estratégia de investimento, não tendo por objetivo a alteração do controle acionário ou da estrutura administrativa da Companhia;

iv)         Não foram celebrados pela SLA plc quaisquer contratos ou acordos que regulem o exercício de direito de voto ou a compra e venda de valores mobiliários de emissão da Companhia; e

v)          Os representantes legais no Brasil dos fundos de investimento e carteiras sob gestão da SLA plc são, conforme o caso:

•           Aberdeen do Brasil Gestão de Recursos Ltda, CNPJ: 11.074.363/0001-98

Permanecemos à disposição para quaisquer esclarecimentos adicionais ou comentários necessários.

Atenciosamente,

April 13, 2018.

To

BANCO BRADESCO SA

Cidade de Deus

s/n, Vila Yara,

Osasco,

São Paulo, Brazil

Attn.: Investor Relations Officer

Ref.: Acquisition of Relevant Stockholding

Dear Sirs,

STANDARD LIFE ABERDEEN PLC, in the name of some investment funds and portfolios (“Portfolios”) under management of companies of its economic group (“SLA plc”), hereby informs that has been increased of such Portfolios’ equity holdings preference shares and/or other securities and derivatives referred in such shares issued by Banco Bradesco S.A. (the “Company”), and that on April 11, 2018 their aggregate equity interests increased above the 5% (five percent) threshold of the total preference shares issued by the Company.

In compliance with Article 12 of the Brazilian Securities Commission (“CVM”) Rule no. 358, of January 3rd, 2002, as amended, SLA plc hereby informs that on April 11, 2018:

i)       SLA plc’s registered office and headquarters is located at Standard Life House, 30 Lothian Road, Edinburgh, EH1 2DH;

ii)      Portfolios’ aggregated equity holdings reached, on the date above mentioned, 168,113,994 preference shares and/or other securities and derivatives referred in such shares totaling approximately 5.00% (five point zero zero per cent) of the total preference shares issued by the Company;

iii)     The increase of the above mentioned equity holdings is strictly a consequence of investment strategy and there is no intention to change the Company’s control nor composition of the administrative structure;

iv)     No agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company has been entered into nor executed by SLA plc; and

v)      The Brazilian legal representatives of the investment funds and portfolios under management of SLA plc are, as the case may be:

•           Aberdeen do Brasil Gestão de Recursos Ltda, CNPJ: 11.074.363/0001-98

Please do not hesitate to contact us if any clarification is needed on the above.

Yours faithfully,

_____________________________________________

Standard Life Aberdeen plc

p. Robert Haggerty

Email: robert.haggerty@aberdeenstandard.com

Tel: +44 (0)1224 404399

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 13, 2017

BANCO BRADESCO S.A.

By:	/S/Denise Pauli Pavarina
Denise Pauli Pavarina Executive Director Manager and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.